Exhibit 19.01

Insider Trading Policy

Approval Date:	2026-02-02
Table of Contents

1. Introduction and Purpose	3 |
1.1. Introduction	3 |
1.2. Purpose	3 |
2. Scope	3 |
3. Definitions	3 |
4. Policy Requirements	5 |
4.1. Trading Windows	5 |
4.2. Blackout Periods	5 |
4.3. Prohibited Activities	5 |
4.4. Pre-Approval Requirements for Section 16 Parties and Other Restricted Parties	6 |
4.5. No Disclosure of Material Non-Public Information	6 |
4.6. No Trading Advice	6 |
4.7. No Hedging, Monetization, Futures, Derivatives, Pledging, etc.	6 |
4.8. Other Companies’ Information	6 |
4.9. Restrictions on Gifts, Charitable Donations and Other Non-Sale Transfers	6 |
4.10. Treatment under PayPal’s Equity Compensation Plans	7 |
4.11. 10b5-1 Written Plans	7 |
4.12. Classification as a Section 16 Party	8 |
4.13. Post-Termination Transactions	8 |
4.14. Individual Responsibility	9 |
4.15. Consequences of Violations	9 |
5. Policy Approval Requirements	9 |
6. Enforcement and Exceptions	9 |

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7. Document Control	10 |
Exhibit B	11 |
Pre-approval Procedures for Restricted Parties:	11 |
Appendix A	12 |

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1. Introduction and Purpose
1.1. Introduction
This policy governs transactions in the securities of PayPal Holdings, Inc. (“PayPal”) as well as the securities of companies with which PayPal does business. This policy is designed to prevent trading based on material non-public information.
1.2. Purpose
Certain federal, state and foreign securities laws (commonly referred to as “insider trading laws”) prohibit people who are aware of Material Non-Public Information (as defined below) about a company from trading that company’s securities or sharing that information directly or indirectly with others who may use such information to make trading decisions (called “tipping”). This policy outlines your legal obligations and the procedures we have in place to prevent violations of insider trading laws.
Any violation of insider trading laws could result in severe civil and criminal liability for you and PayPal, including substantial fines and jail sentences. Given the serious nature of a violation, anyone who fails to comply with this policy, whether intentionally or not, may be subject to disciplinary action, up to and including termination of employment or contract.
You are fully responsible for understanding and complying with the letter and spirit of this policy.
From time to time, PayPal may engage in transactions in its own securities (PayPal Securities, as defined below). It is PayPal’s policy to comply with all applicable securities laws, state laws and listing standards (including appropriate approvals by its Board of Directors or appropriate committee, if required) when engaging in transactions of PayPal Securities.
2. Scope
This policy covers all PayPal and PayPal subsidiaries’ directors, officers, employees, consultants and contractors; members of their families and others living in their households; and any other entities (such as trusts, partnerships, corporations and foundations) over which such people have control (collectively referred to as “you”). If you are covered by this policy, you are also responsible for ensuring that your family members, other members of your household, and any entities over which you have voting or investment control comply with this policy. Under this policy, “transactions” and “trading” include any gifts and other transfers of securities discussed in Section 4.9 (Restrictions on Gifts, Charitable Donations and Other Non-Sale Transfers).
3. Definitions
Blackout Period: A specified period of time in which trading PayPal Securities (defined below) is prohibited. Consult the My Stock Information page on The Bridge.
Chief Legal Officer: The officer whose pre-approval is required for all proposed Restricted Activities by Section 16 Parties and other Restricted Parties in accordance with the procedures described below in Section 4.4 (Pre-Approval Requirement for Section 16 Parties and Other Restricted Parties) and Section 4.11 (10b5-1 Written Plans), as applicable. For the Chief Legal Officer, any proposed Restricted Activities must be pre-approved by PayPal’s Chief Executive Officer. The Chief Legal Officer’s decisions under this policy are final.
PayPal Securities: PayPal Securities include PayPal’s common stock, restricted stock units, performance-based restricted stock units, deferred stock units, stock options, restricted stock awards, and any other type of securities that PayPal may issue. PayPal Securities also include derivative securities that are not issued by PayPal, such as exchange-traded put options, call options and swaps relating to PayPal Securities, regardless of how they would be settled.

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Insiders: Exhibit A includes people who are categorized as “Insiders” for purposes of this policy because they may have access to Material Non-Public Information in the normal course of their duties for PayPal. Exhibit A may be updated from time to time by the Chief Legal Officer.
Material Non-Public Information: This definition consists of two parts:
Material Information. Information about PayPal is considered to be “Material” if a reasonable investor would consider that information important in making a decision to buy or sell PayPal Securities. Any information that could reasonably be expected to affect PayPal’s stock price, either positively or negatively, is Material. Information may be Material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information. While it may be difficult under this standard to determine whether information is Material, there are categories of information that are particularly sensitive and, as a general rule, should be considered to be Material. Examples of information that may be material include:
•    Financial or operational results or projections, including earnings information;
•    Significant changes in financial performance or liquidity;
•    Significant potential mergers, acquisitions or tender offers, or major sales of assets;
•    Significant pricing changes;
•    Significant legal proceedings or governmental investigations;
•    Stock splits or a change in dividend policy;
•    Sales or purchases by PayPal of its own securities;
•    Significant financing or restructuring transactions;
•    Major transactions with other companies, such as partnership agreements and joint ventures;
•    Significant cybersecurity incidents;
•    Gain or loss of a significant customer or supplier;
•    Significant new products, processes or services; and
•    Changes in senior management.
It is not possible to define all categories of Material Information, and you should recognize that the public, the media, enforcement authorities, and the courts may use hindsight in judging what is Material. If there is any doubt, it is important to err on the safe side and assume that information is Material.
Non-Public Information. Information that has not been disclosed to the public is generally considered to be “Non-Public Information.” Information is not considered “public” until PayPal has formally disclosed it (e.g., through a press release or an SEC filing) or it has otherwise been widely disseminated to investors, and the market has had a reasonable opportunity to absorb it. PayPal generally considers information to have been fully absorbed by the market and to be publicly available for purposes of this policy after the close of market on the first full trading day after PayPal’s widespread public release or dissemination of the information. For example, if PayPal announces earnings before the market opens on Wednesday, the earliest that you can buy or sell PayPal Securities is after the market opens on Thursday (assuming that the trading window is open and that you are not aware of any Material Non-Public Information at that time).
Restricted Activities: Include:
•    Establishing or amending a binding plan, contract or instruction regarding transactions in PayPal Securities that meets the requirements necessary to establish an affirmative defense to insider trading liability established by Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the related rules of the SEC (a “Written Plan”). Refer to Section 4.11 (10b5-1 Written Plans) below for more details; or
•    Buying or selling any PayPal Securities except under a Written Plan. Refer to Section 4.1 (Trading Windows). Section 4.2 (Blackout Periods), Section 4.3 (Prohibited Activities), and

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Section 4.4 (Pre-Approval Requirements for Section 16 Parties and Other Restricted Parties) below for more details.

Restricted Parties: Consists of (1) Section 16 Parties, and (2) all PayPal employees at the level of Senior Vice President or above.
SEC: The United States Securities and Exchange Commission.
Section 16 Parties: The people subject to the reporting provisions and trading restrictions under Section 16 of the Exchange Act.
4. Policy Requirements
4.1. Trading Windows
•    Trading Window for Insiders and Restricted Parties. Restricted Parties (subject to obtaining prior written approval in accordance with Section 4.4 (Pre-Approval Requirement for Section 16 Parties and Other Restricted Parties) and Section 4.11 (10b5-1 Written Plans) below, as applicable) and other Insiders may engage in Restricted Activities only between (a) the start of the second trading day after PayPal’s release of financial results for the prior quarter and (b) the tenth (10th) day of the third month of the current quarter. For example, if PayPal announces first quarter earnings after the close of market on May 3rd, the trading window for Insiders and Restricted Parties would run from (a) the open of market on May 5th (or the first following trading day, if the stock markets are not open on May 5th) until (b) the close of market on June 10th. Restricted Parties are encouraged to consider buying and selling PayPal Securities (other than as contemplated by Section 4.10 (Treatment under PayPal’s Equity Compensation Plans)) pursuant to a Written Plan adopted in accordance with the terms of Section 4.11 (10b5-1 Written Plans).
•    Early or Extended Closing of Trading Window. In certain circumstances, there may be Material Non-Public Information that prompts the Chief Legal Officer to close the trading window early for all or a select group of Insiders and/or other employees.
4.2. Blackout Periods
Insiders and Restricted Parties may never trade in PayPal Securities (a) between (i) the tenth (10th) day of the third month of the quarter and (ii) the end of the first full trading day following PayPal’s release of financial results for the prior quarter or (b) during any other period for which PayPal has declared that there may be no trading in PayPal Securities, in either case. The foregoing restrictions do not apply to transactions under a Written Plan subject to the restrictions set forth in Section 4.11 (10b5-1 Written Plans) below and otherwise in compliance with this policy.
4.3. Prohibited Activities
Even if the trading window is open, you may never engage in a Restricted Activity while you are aware of Material Non-Public Information. In addition, you may not engage in a Restricted Activity outside of applicable trading windows or during special Blackout Periods designated by the Chief Legal Officer. You may not disclose to anyone outside of the Company that a special Blackout Period has been designated. Except within a Written Plan adopted pursuant to Section 4.11 (10b5-1 Written Plans), you are strongly discouraged from placing standing or limit orders on PayPal Securities. Standing and limit orders create heightened risks for insider trading violations because there is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result, the broker could execute your order while you are in possession of Material Non-Public Information. In addition, any entity controlled by you may not make any transactions involving PayPal Securities at any time when you are prohibited from engaging in such transactions under this policy.

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4.4. Pre-Approval Requirements for Section 16 Parties and Other Restricted Parties
A Restricted Party may engage in a Restricted Activity only after receiving pre-approval of the form, amount and nature of the proposed Restricted Activity, by: (i) the Chief Legal Officer, for Section 16 Parties; or (ii) the Chief Legal Officer or the Corporate Secretary for any other Restricted Party who is not a Section 16 Party (e.g., Senior Vice Presidents). The adoption, amendment or termination of a Written Plan is subject to the pre-approval procedures described below in Section 4.11 (10b5-1 Written Plans). Pre-approval may be obtained by following the procedures outlined in Exhibit B, which may be updated from time to time by the Chief Legal Officer. Section 16 Parties are reminded that even transfers of PayPal Securities that are not Restricted Activities may be subject to disclosure under Section 16 of the Exchange Act.
4.5. No Disclosure of Material Non-Public Information
You may not disclose Material Non-Public Information about PayPal to any third party (including family members, friends, analysts, individual investors, members of the investment community, and news and social media), unless such disclosure is required as part of your regular duties for PayPal and in accordance with applicable PayPal policies.
4.6. No Trading Advice
You may not give trading advice of any kind (including recommendations or expressions of opinion) to anyone about trading in PayPal securities.
4.7. No Hedging, Monetization, Futures, Derivatives, Pledging, etc.
You may never enter (directly or indirectly) into any hedging or monetization transactions, including prepaid variable forward contracts, equity swaps, collars and exchange funds or any other transaction that hedges or offsets, or is designed to hedge or offset, any decrease in the market value of PayPal Securities owned directly or indirectly by you or that is effected by anyone who is designated to engage in such transactions on your behalf. You may never use PayPal derivative securities as collateral in a margin account or for any loan or extension of credit, or otherwise trade in any instrument relating to the future price of PayPal Securities, such as a put or call option, futures contract, short sale (including a short sale “against the box”), collar or other derivative security. In addition, no Section 16 Party may pledge any PayPal Securities as collateral for loans. All other employees are strongly discouraged from pledging PayPal Securities as collateral for loans. The foregoing restrictions do not preclude you or any of your designees from engaging in general portfolio diversification or investing in broad-based index funds.
4.8. Other Companies’ Information
In certain circumstances, you may be exposed to information about another company that is material to that company and not yet public (i.e., it represents material non-public information for that company). You may not:
•    Trade the securities of any other company while you have material non-public information about that company obtained through your work for PayPal;
•    “Tip” or disclose such information to any other person; or
•    Give trading advice of any kind to anyone, including making recommendations or expressing opinions, about the other company while in possession of such information.
4.9. Restrictions on Gifts, Charitable Donations and Other Non-Sale Transfers
When the trading window is closed or you are otherwise in possession of Material Non-Public Information, you may not transfer PayPal Securities as gifts or charitable donations or engage in any other non-sale transfer of PayPal Securities. Restricted Parties are required to obtain pre-approval from the Chief Legal Officer for the transfer of PayPal Securities as gifts, charitable donations and other non-sale transfers occurring in an open trading window.

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4.10. Treatment under PayPal’s Equity Compensation Plans
•    Equity Compensation Plans – General Principles. This policy does not apply to the grant or acquisition of restricted stock units, performance-based restricted stock units, deferred stock units, stock options, restricted stock awards, or other forms of equity compensation under any of PayPal’s equity compensation plans. Except as described below under “Tax Withholding Sales,” any sale of PayPal Securities acquired under PayPal’s equity compensation plans is subject to the prohibitions and restrictions of this policy.
•    Stock Option Exercises. The trading prohibitions and restrictions of this policy do not apply to the acquisition of PayPal Securities through the exercise of stock options granted by PayPal with a cash payment or shares of PayPal common stock, since the other party to these transactions is PayPal itself and the price is fixed by the terms of the option agreement. However, this policy does apply to all sales of PayPal Securities acquired through any such exercise of stock options (including, without limitation, broker-assisted cashless exercises of stock options or any other open market sale for purposes of generating cash to pay the exercise price of stock options). Further, you may not change any election regarding whether to pay any such exercise price in cash or stock while you are in possession of Material Non-Public Information.
•    Employee Stock Purchase Plan. This policy does not apply to purchases of PayPal stock under PayPal’s Employee Stock Purchase Plan (“ESPP”). However, your initial election to participate in the ESPP, any changes that you make regarding your level of participation (i.e., changing the percentage of your salary that you are contributing, or terminating your participation in the program), and any sales of shares purchased under the ESPP are subject to the prohibitions and restrictions of this policy.
•    Tax Withholding Sales. This policy does not apply to sales on behalf of employees who are: (i) not Section 16 Parties; (ii) subject to tax withholding obligations outside the U.S. (at the time of sale); and (iii) selling restricted shares or securities issuable under restricted stock units granted under PayPal’s equity compensation plans because the sale is required by PayPal to satisfy PayPal’s tax withholding obligations for restricted shares or restricted stock units upon vesting (“tax withholding sales”).
4.11. 10b5-1 Written Plans
Rule 10b5-1 allows you, at a time when you are not aware of Material Non-Public Information, to:
•    enter into a binding contract to purchase or sell PayPal Securities;
•    instruct another person to purchase or sell PayPal Securities for your account; or
•    establish a Written Plan for trading PayPal Securities.
Written Plans must meet the requirements of Rule 10b5-1 and are subject to additional requirements under this policy as follows:
•    Entering into, amending, or terminating a Written Plan:
o    Because entering into or amending a Written Plan is a Restricted Activity under this policy, you may not enter into or amend a Written Plan while you aware of Material Non-Public Information.
o    Any entry into or amendment to your Written Plan must be made while your trading window is open.
o    No Section 16 Party may enter into or amend a Written Plan without the pre-approval of the Chief Legal Officer, and no other party (including without limitation other Restricted Parties) may enter into or amend a Written Plan without the pre-approval of the Chief Legal Officer or the Corporate Secretary. In each case, pre-approval may be obtained by following the procedures outlined in Exhibit B.

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o    When you enter into or amend a Written Plan, you must include a representation that, on the date of adoption of the Written Plan, you are not aware of Material Non-Public Information and you are adopting the Written Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Exchange Act Rule 10b-5.
o    You may not have more than one Written Plan in effect for open market purchases or sales of PayPal Securities. This prohibition does not apply to plans authorizing eligible tax withholding sales, provided that you do not control the timing of such sales. You also may maintain two separate Written Plans for open market purchases or sales of PayPal Securities if trading under the later-commencing plan is not authorized to begin until after all trades under the earlier-commencing plan are completed or expire without execution. If you terminate the first plan early, however, the first trade under the later-commencing plan must not be scheduled to occur until after the waiting period described below following the termination of the earlier plan.
o    In any 12-month period, you may not enter into more than one “single-trade” Written Plan (one designed to effect the open market purchase or sale of the total amount of PayPal Securities subject to the plan as a single transaction). This prohibition does not apply to plans authorizing tax withholding sales, provided that you do not control the timing of such sales.
o    A Written Plan may be terminated only following notice to and consultation with the Chief Legal Officer.
•    Restrictions on trades permitted under a Written Plan:
o    If you are a Section 16 Party, your Written Plan may not permit you to engage in any trades relating to PayPal Securities until the later of (i) 90 days after the adoption or amendment of the Written Plan or (ii) 2 business days following PayPal’s filing of the Form 10-Q or 10-K for the quarter in which the Written Plan was adopted or amended, for a maximum of 120 days after the adoption or amendment of the Written Plan.
o    If you are not a Section 16 Party, your Written Plan may not permit you to engage in any trades relating to PayPal Securities until the later of (i) 30 days after the adoption or amendment of the Written Plan or (ii) the opening of the trading window after the quarter in which you adopt or amend the Written Plan.
•    Executing opposite-way transactions in PayPal Securities outside of an existing Written Plan is prohibited (e.g., purchasing PayPal Securities when an existing Written Plan contemplates sales of PayPal Securities).
4.12. Classification as a Section 16 Party
If PayPal determines that you are no longer a Section 16 Party, the provisions in this policy specifically applicable to Section 16 Parties will cease to apply to you effective upon the date of that determination. PayPal will promptly notify you in writing if it makes such a determination.
4.13. Post-Termination Transactions
Even after your employment or service with PayPal terminates, if you are aware of Material Non-Public Information, you may not engage in a Restricted Activity until such Material Non-Public Information has become public and/or is no longer Material.

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4.14. Individual Responsibility
You are individually responsible for complying with this policy at all times. You are also responsible for making sure that any family member, household member or entity over which you have voting or investment control whose transactions are subject to this policy understand and comply with this policy. Use appropriate judgment in connection with any transaction in PayPal’s Securities. You should refer suspected violations of this policy to your local Business Ethics Officer, the Ombuds/Ethics team at speakup@paypal.com, the Chief Legal Officer, or the Corporate Secretary.
4.15. Consequences of Violations
Any violation of the insider trading laws (including tipping) could result in severe civil and criminal liability for you and PayPal, including substantial fines and jail sentences. The SEC, the stock exchanges, and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading. Please remember that anyone scrutinizing your transactions will be doing so after the fact and with the benefit of hindsight. As a practical matter, before engaging in trading any PayPal Securities, carefully consider how enforcement authorities and others might view the transaction in hindsight.
PayPal personnel who violate this policy are subject to disciplinary action, up to and including termination of employment or contract.

5. Policy Approval Requirements
The Corporate Secretary is responsible for conducting an annual review of this policy and updating as needed.
6. Enforcement and Exceptions
The Corporate Secretary is responsible for enforcing this policy. For additional guidance relating to this policy, please reach out to the Chief Legal Officer, the Corporate Secretary, or Global Stock Plan Services.

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7. Document Control
This sub-section lists all previous versions of the Policy and should provide complete information on all changes made to the Policy since its creation. This sub-section is mandatory.

Version	Change Summary	Owner	Author	Approver	Approval Date
	Updates to Exhibit B (Preapproval Procedures for Restricted Parties)	Brian Yamasaki	Peter Kraus/Sam Galvin	Bimal Patel	08/26/25

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Exhibit B
Pre-approval Procedures for Restricted Parties:
All Senior Vice Presidents and above must receive pre-approval from the Chief Legal Officer and/or Corporate Secretary, as applicable, prior to executing certain transactions related to PayPal Securities.
•Transactions related to PayPal Securities requiring pre-approval include:
o    Restricted Activities (pursuant to Section 4.4), and
o    Transfers of PayPal Securities as gifts or charitable donations, or other non-sale transfers of PayPal Securities (including, but not limited to, non-sale transfers from PayPal’s employee stock brokerage to outside brokerage or other custodial accounts, regardless of whether the person making the request maintains beneficial ownership of the PayPal Securities) (pursuant to Section 4.9).
•A request for pre-approval to trade in PayPal Securities should be submitted via email (preclearance@paypal.com) at least 2 trading days in advance of the proposed transaction.
•When a request for pre-approval is made, the requestor should summarize the details of the proposed transaction.
•Pre-approval requests will be reviewed by the Chief Legal Officer and Corporate Secretary.
•If pre-approval is granted, it will be valid for 3 full trading days, unless otherwise provided. If the proposed transaction is not executed within that time, a new pre-approval request must be submitted for approval.
•If the requestor is or becomes aware of Material Non-Public Information concerning PayPal before the trade is executed, the pre-approval will be void and the trade must not be completed.
•If a person seeks pre-approval and permission to engage in the transaction is denied, then they should refrain from initiating any transaction in PayPal Securities and should not inform any other person of the denial.
Exhibit B may be updated from time to time by the Chief Legal Officer.

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Appendix A
Re: PayPal’s Insider Trading Policy
Ladies and Gentlemen:
This letter accompanies PayPal’s Insider Trading Policy. PLEASE READ THE POLICY VERY CAREFULLY. The consequences of insider trading can be significant to both you and PayPal Holdings, Inc. (“PayPal”).
Please confirm that you have read, understand and agree to be bound by the Insider Trading Policy by signing and returning the below certification to MyHR.
Very truly yours,
/signed/ Bimal Patel
Executive Vice President and Chief Legal Officer

CERTIFICATION
I certify that I have read, understand and agree to comply with PayPal’s Insider Trading Policy for as long as I am subject to the policy.
I agree that I will be subject to sanctions (which may include termination of employment or contract) that may be imposed by PayPal, in its sole and absolute discretion, for violation of this policy.
I also understand and agree that PayPal may give stop-transfer and other instructions to its transfer agent to stop my transfer of PayPal securities in any transaction that PayPal considers to be in violation of its policy.
I understand that PayPal Legal or Global Stock Plan Services is available to answer any questions I have regarding this policy.

(Signature)

Printed name:
Date signed:

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